Press Release

Specialty Care growth, strong launch uptake of Beyfortus® and ALTUVIIIO® drive solid Q3 results
Paris, October 27, 2023
Q3 2023 sales growth of 3.2% at CER and business EPS(1) decrease of 2.1% at CER
•Specialty Care grew 13.5% driven by Dupixent® (€2,847 million, +32.8%) and ALTUVIIIO® more than offsetting the impact of Aubagio® generic competition in the U.S.
•Stable Vaccines sales (-0.6%) benefited from strong Beyfortus® launch offsetting lower influenza vaccines sales
•General Medicines core assets grew 3.1%, non-core assets declined mainly due to Lantus® (€343 million, -32.9%)
•CHC sales grew 4.6% driven by Digestive Wellness and Allergy categories
•Business EPS(1) of €2.55, down 11.5% on a reported basis and down 2.1% at CER with Aubagio® LOE
•IFRS EPS of €2.01 (up 21.1%)
Key R&D milestones and regulatory achievements in Q3
•Beyfortus® U.S. approval for prevention of RSV lower respiratory tract disease in infants
•ALTUVIIIO® approval for hemophilia A in Japan and Nexviazyme® for the treatment of Pompe disease in China
Progress on Corporate Social Responsibility strategy in Q3
•Sanofi Global Health Unit: first deliveries of cardio-metabolic products under the Impact brand to the Republic of Djibouti and to global non-governmental organizations
Full-year 2023 business EPS guidance reiterated
•Sanofi expects 2023 business EPS(1) to grow mid single-digit(2) at CER, barring unforeseen major adverse events. Applying average October 2023 exchange rates, the currency impact on 2023 business EPS is estimated between -6.0% to -7.0%. This guidance includes approximately €400 million of expected one-off COVID vaccine revenues in the fourth quarter.
Paul Hudson, Sanofi Chief Executive Officer, commented:
“The continued impressive performance of Dupixent®, the highly anticipated launch of Beyfortus® for the protection of all infants against RSV and the strong uptake of ALTUVIIIO® in hemophilia were key drivers in the quarter, exemplifying our successful strategy execution towards sustainable growth from innovative medicines. The underlying strength of our growth drivers more than offset the expected impact from generic competition on Aubagio® in U.S. and lower sales from mature products across the General Medicines portfolio in the quarter. With our two recent business development deals in immunology and vaccines, we are further strengthening the core of our innovative pipeline and follow our strategic focus of transforming the practice of medicine through breakthrough science. As we enter a compelling next chapter of our company’s Play to Win strategy, we remain confident in the outlook for the last quarter and consequently keep our full-year earnings guidance unchanged.”

	Q3 2023	Change	Change at CER	9M 2023	Change	Change at CER
IFRS net sales reported	€11,964m	-4.1%	+3.2%	€32,151m	-0.4%	+3.9%
IFRS net income reported	€2,525m	+21.6%	_	€5,955m	+13.2%	—
IFRS EPS reported	€2.01	+21.1%	_	€4.76	+13.3%	—
Free cash flow(3)	€1,853m	-31.2%	_	€4,982m	-16.1%	—
Business operating income	€4,028m	-10.4%	-1.0%	€10,087m	-2.2%	+4.1%
Business net income(1)	€3,196m	-11.4%	-1.9%	€8,072m	-1.6%	+4.8%
Business EPS(1)	€2.55	-11.5%	-2.1%	€6.45	-1.5%	+4.9%
Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 7). (1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-IFRS financial measure (definition in Appendix 7). The consolidated income statement for Q3 2023 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) 2022 business EPS was €8.26; (3) Free cash flow is a non-IFRS financial measure (definition in Appendix 7).

Sanofi Enters Next Chapter of Play to Win Strategy
•Increases investments in its pipeline to fully realize long-term growth potential, bolstered by successful launches and R&D progress
•Launches strategic cost initiatives, with most of the savings to be reallocated to fund innovation and growth drivers
•Announces intention to separate the Consumer Healthcare Business at the earliest in Q4 2024 via the creation of a publicly listed entity1 headquartered in France
• Reiterates capital allocation policy and 2023 Business EPS growth target, and provides preliminary 2024 and 2025 outlook
Sanofi’s press release on Next Chapter of Play to Win Strategy can be found at:

https://www.sanofi.com/en/media-room/press-releases

2023 third quarter and first 9 months summary
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER2
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In the third quarter of 2023, on a reported basis, Sanofi sales were €11,964 million, down 4.1%. Exchange rate movements had a negative effect of 7.3 percentage points. At CER, company sales were up 3.2%.
In the first nine months of 2023, Sanofi sales reached €32,151 million, down 0.4% on a reported basis. Exchange rate movements had a negative effect of 4.3 percentage points. At CER, company sales were up 3.9%.
Global Business Units
Third quarter 2023 net sales by Global Business Unit (growth at CER; in € million; % of total sales)
Business operating income
Third-quarter 2023 business operating income (BOI) decreased 10.4% to €4,028 million. At CER, BOI decreased 1.0%. The ratio of BOI to net sales decreased 2.3 percentage point (ppt) to 33.7% (down 1.5 ppts to 34.5% at CER).
In the first nine months of 2023, BOI decreased 2.2% to €10,087 million. At CER, BOI increased 4.1%. The ratio of business operating income to net sales decreased 0.6 ppt to 31.4% (stable at 32.0% at CER).

1 Subject to markets conditions and consultations of social partners and work councils.
2 See Appendix 7 for definitions of financial indicators

Acquisitions and major collaborations
•On October 4, Sanofi and Teva Pharmaceuticals announced a collaboration3 to co-develop and co-commercialize TEV’574, currently in Phase 2b clinical trials for the treatment of Ulcerative Colitis and Crohn's Disease, two types of inflammatory bowel disease. Each company will equally share the development costs globally and net profits and losses in major markets, with other markets subject to a royalty arrangement. Sanofi will lead commercialization in North America, Japan, other parts of Asia and the rest of the world.
•On October 3, Sanofi announced its agreement2 with Janssen Pharmaceuticals, Inc., a Johnson & Johnson company, to develop and commercialize the vaccine candidate for extraintestinal pathogenic E. coli (9-valent) developed by Janssen, currently in Phase 3. The agreement brings together Janssen’s robust science behind this potential first-in-class product and Sanofi’s worldwide manufacturing footprint and recognized world-class expertise in launching innovative vaccines.

Sales by geographic region

Sanofi sales (€ million)	Q3 2023	Change at CER	9M 2023	Change at CER
United States	5,648	+1.0%	13,636	+3.0%
Europe	2,707	+4.5%	7,741	+5.6%
Rest of the World	3,609	+5.9%	10,774	+4.1%
of which China	728	-2.5%	2,268	-3.8%
In the U.S., third-quarter sales increased 1.0% to €5,648 million. The strong performance of Dupixent® and Nexviazyme® as well as the launches of Beyfortus® and ALTUVIIIO® were partially offset by the impact of generic competition on Aubagio®, lower sales of Lantus® and influenza vaccines.
In Europe, third-quarter sales were up 4.5% (to €2,707 million) driven by Dupixent®, Praluent® and the launches of Beyfortus® and Nexviadyme®.
In the Rest of World region, third-quarter sales increased 5.9% (to €3,609 million), mainly driven by Dupixent®, General Medicines core assets and CHC which more than offset lower influenza sales vaccines. Sales in China decreased 2.5% to €728 million as growth of Dupixent®, Praluent® and Plavix® sales was more than offset by lower sales of Lantus®, Lovenox® and Aprovel®.
Biopharma
The Biopharma segment includes the Global Business Units Specialty Care, General Medicines and Vaccines. Please also see Appendix 1 and 2 for the comprehensive segment reporting.
In the third quarter, Biopharma sales increased 3.1% to €10,719 million, mainly driven by Specialty Care (up 13.5%) with continued strong performance of Dupixent® while sales in Vaccines and General Medicines decreased 0.6% and 6.6%, respectively.
In the first nine months, Biopharma sales increased 3.7% to €28,186 million driven by Specialty Care and Vaccines growth, partially offset by lower sales of non-core assets in General Medicines.

3 subject to customary closing conditions

Specialty Care

Net sales (€ million)	Q3 2023	Change at CER	9M 2023	Change at CER
Dupixent®	2,847	+32.8%	7,725	+35.1%
Aubagio®	199	-60.5%	834	-45.8%
Myozyme® / Lumizyme®	187	-22.4%	623	-13.6%
Fabrazyme®	253	+14.2%	749	+11.9%
Cerezyme®	176	+7.2%	553	+10.2%
Eloctate®	120	-13.2%	368	-13.8%
Alprolix®	138	+19.8%	398	+13.2%
Aldurazyme®	67	+4.3%	217	+13.4%
Nexviazyme®/Nexviadyme®	110	+103.4%	294	+131.3%
Jevtana®	67	-27.7%	243	-17.4%
Sarclisa®	97	+34.2%	278	+39.9%
Cablivi®	56	+11.5%	169	+15.4%
Xenpozyme®	27	+1350.0%	65	+1575.0%
ALTUVIIIO®	46	—%	65	—%
Enjaymo®	16	+157.1%	49	+372.7%
In the third quarter, Dupixent® (collaboration with Regeneron) sales increased 32.8% to €2,847 million. In the U.S., Dupixent® sales of €2,164 million (up 29.7%) were driven by continued strong demand in the approved indications, atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), eosinophilic esophagitis and prurigo nodularis. Dupixent® total prescriptions (TRx) increased 30% (year-over-year) and new-to-brand prescriptions (NBRx) grew 34%. In Europe, third-quarter Dupixent® sales grew 28.6% to €308 million reflecting continued growth in AD, asthma and CRSwNP. In the Rest of World region, third-quarter sales reached €375 million, up 56.7%, driven mainly by sales in Japan and China. First-nine months Dupixent® sales reached €7,725 million, up 35.1%.
Aubagio® sales decreased 60.5% in the third quarter to €199 million mainly reflecting competition from generics in the U.S. market. In Europe, the entry of generic competition for Aubagio® started at the end of September.
Third-quarter sales of the Pompe Franchise (Nexviazyme®/Nexviadyme® + Myozyme®/Lumizyme®) were at €297 million (up 1.0%) impacted by unfavorable shipment pattern to China. Nexviazyme®/Nexviadyme® sales were €110 million, up +103.4% (of which €73 million in the U.S.) and driven by the conversion of Myozyme®/Lumizyme® in the eligible Pompe population (late-onset disease) and by new patient accruals. Conversely, Myozyme®/Lumizyme® sales decreased 22.4% to €187 million reflecting the conversion to Nexviazyme®/Nexviadyme®. Nexviazyme®/Nexviadyme® sales now represent 37% of Global Pompe sales.
Third-quarter Fabrazyme® sales increased 14.2% to €253 million, reflecting strong new patient accruals across all three geographic regions and favorable shipment patterns in the Rest of the World region.
Cerezyme® /Cerdelga® sales were up 4.6% to €249 million, driven by growth in the Rest of World region.
Eloctate® sales were €120 million in the third quarter, down 13.2% reflecting the uptake of ALTUVIIIO® as well as competition.
ALTUVIIIO®, a once-weekly first-in-class high-sustained factor VIII therapy for hemophilia A that offers significant bleed protection, was launched at the end of March in the U.S. and generated sales of €46 million in the third quarter.
Third-quarter Alprolix® sales were €138 million, up 19.8%, driven by U.S. as well as the Rest of World region which includes sales to Sobi.
Sarclisa® sales were €97 million, up 34.2%, reflecting strong growth in all three geographic regions.
Third-quarter Jevtana® sales decreased 27.7% to €67 million due to the entry of generic competition in Europe at the end of March 2021 and lower sales in the U.S., reflecting increased competition. In the U.S., Jevtana® is currently covered by four Orange Book listed patents US 7,241,907, US 8,927,592, US 10,583,110 and US 10,716,777. Sanofi filed patent infringement suits under Hatch-Waxman against generic filers asserting the ‘110 patent, the ‘777 patent and the '592 patent in the US District Court for the District of Delaware. Sanofi has reached settlement agreements with most of the defendants and in the suit against the only remaining defendant Sandoz, the district court issued a decision in June 2023 in favor of Sanofi, finding that the ’777 patent is infringed by Sandoz and not invalid. On August 2, Sandoz filed to appeal the decision to the Court of Appeals for the Federal Circuit and on October 5, the parties entered into a stipulated dismissal of that appeal.
Cablivi® sales increased 11.5% to €56 million in the third quarter primarily driven by the U.S.
Sales of Xenpozyme® were €27 million in the third quarter driven by the U.S. and Europe.
Third-quarter sales of Enjaymo® were €16 million mainly generated in the U.S. and Japan.
General Medicines
General Medicines has achieved its portfolio simplification objective of reducing its product families in the non-core assets from around 300 to 100, generating approximately €1.9 bn of cash proceed from 2020 to the end of 2023, two years earlier than planned. The portfolio of non-core assets will continue to be rationalized, with an expected target of around 85 product families by the end of 2025. As pricing headwinds and Lovenox® competition continue, Sanofi no longer aims to maintain General Medicines sales in 2025 at the level of 2020.
Core assets4

Net sales (€ million)	Q3 2023	Change at CER	9M 2023	Change at CER
Lovenox®	255	-9.8%	862	-11.1%
Toujeo®	265	-4.9%	845	+4.5%
Plavix®	218	+5.2%	694	+1.5%
Thymoglobulin®	123	+15.3%	366	+17.4%
Praluent®	115	+44.6%	304	+11.4%
Multaq®	93	-1.0%	257	-5.7%
Rezurock®	83	+48.3%	224	+59.0%
In the third quarter core assets sales increased 3.1% (to €1,512 million), mainly driven by the performance of Praluent®, Rezurock®, Thymoglobulin® and Plavix® partially offset by lower sales of Lovenox®, Toujeo® as well as Mozobil® due to generic competition which started in the U.S. in July. In the first nine months, core-asset sales increased by 2.4% to €4,694 million.
Third-quarter Lovenox® sales decreased 9.8% to €255 million, reflecting biosimilar competition as well as VBP (Value Base procurement) impact in China.
Third-quarter Toujeo® sales decreased 4.9% to €265 million. Growth in Europe and in the Rest of the World region was more than offset by lower sales in the U.S. driven by a shift in channel mix towards government channels, resulting in a lower average net price.
Plavix® sales were up 5.2% to €218 million driven by China.
Praluent® third-quarter sales were €115 million, up 44.6%, driven by Europe and China.
Sales of Rezurock® were €83 million, up 48.3% in the third quarter driven by new patient adoption and improved adherence.
Following the acquisition of Provention Bio in the second quarter of 2023, TZIELDTM was added to the core asset portfolio. In the third quarter, TZIELDTM sales were €9 million, in line with the expected gradual ramp up resulting from early patient identification programs.
Mozobil® sales were down 23.5% to €51 million in the third quarter reflecting the entry of generic competition in the U.S in July. At the end of September, seven generics have entered the U.S. market.
Non-core assets
In the third quarter, non-core assets sales decreased 16.0% to €1,348 million mainly reflecting lower sales of Lantus® and divestments (-2.2 ppt). In the first nine months of 2023, non-core-asset sales decreased by 17.9% to €4,272 million.
Lantus® sales were €343 million, down 32.9% in the third quarter. In the U.S., sales decreased 66.8%, reflecting lower net pricing as a result of higher sales in government channels.

4 Sanofi has prioritized core assets in its General Medicines portfolio with differentiated and/or established profiles that have significant opportunity for growth in key markets.

Vaccines

Net sales (€ million)	Q3 2023	Change at CER	9M 2023	Change at CER
Influenza vaccines	1,766	-6.2%	1,928	-6.0%
Polio/Pertussis/Hib vaccines	577	-3.4%	1,731	-1.0%
Meningitis, Travel and endemic vaccines	409	-7.6%	928	-1.8%
Booster vaccines	185	+10.1%	459	+7.3%
Beyfortus®	137	—%	137	—%
Others	24	-10.3%	305	+308.0%
In the third quarter, Vaccines sales decreased 0.6% (to €3,098 million) reflecting mainly lower Influenza and Meningitis, Travel & endemic vaccines sales offset by strong Beyfortus® uptake. In the first nine months, Vaccines sales reached €5,488 million, up 4.4%.
Beyfortus® launch started end of September in the U.S. and in EU. Sales reached €137 million in the third quarter with a strong demand for “All Infant Protection programs” implemented in the U.S., Spain and France.
Influenza vaccines sales decreased 6.2% to €1,766 million in the third quarter due to slightly declining vaccination rates, U.S. increased competition and delayed shipments in the Rest of the World region. Third-quarter influenza sales are expected to account for approximately 70% of northern hemisphere sales in the second half of 2023.
Polio/Pertussis/Hib (PPH) vaccines sales decreased 3.4% to €577 million primarily reflecting successful expansion of Vaxelis® in the U.S., replacing pentavalent vaccines in the primary series of infant immunization. As a reminder, Vaxelis® in-market sales are not consolidated and the profits are shared equally between Sanofi and Merck & Co.
Meningitis, Travel and endemic vaccines sales declined 7.6% (to €409 million) reflecting CDC buying pattern in the U.S. and the divestment of the Japanese Encephalitis vaccine in 2022. Japanese Encephalitis vaccine sales were €15 million in the third quarter of 2022.
Booster vaccines sales increased 10.1% in the third quarter to €185 million, driven by Europe and Rest of the World region.

Biopharma business operating income
In the third quarter, business operating income (BOI) of Biopharma decreased 11.2% to €3,748 million. At CER, Biopharma BOI was down 2.0% reflecting higher SG&A expenses, lower capital gains as compared to the third quarter of 2022 and unfavorable base of comparison for the Regeneron mAbs collaboration. The ratio of BOI to net sales decreased by 2.8 ppts to 35.0% (35.9% at CER).
First nine-months business operating income of Biopharma decreased 1.9% to €8,968 million (up 4.4% at CER). The ratio of BOI to net sales decreased 0.5 ppts to 31.8% (32.5% at CER).

R&D update at the end of the third quarter 2023
Regulatory update
•The U.S. Food and Drug Administration (FDA) approved Beyfortus® (nirsevimab) for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease (LRTD) in newborns and infants born during or entering their first RSV season, and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season.
Additionally, the U.S. Centers for Disease Control and Prevention’s (CDC) Advisory Committee on Immunization Practices (ACIP) voted unanimously 10 to 0 to recommend routine use of Beyfortus® for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease for newborns and infants below 8 months of age born during or entering their first RSV season.
•The FDA accepted for Priority Review the supplemental Biologics License Application (sBLA) for Dupixent® (dupilumab) to treat children aged 1 to 11 years with eosinophilic esophagitis (EoE). The target action date for the FDA decision is January 31, 2024. Dupixent® is the first and only EoE treatment in the U.S. approved for children and adults aged 12 years and older, weighing at least 40kg.

Additionally, the FDA approved the inclusion of Dupixent® data from the 5-year open-label extension study (AD-1225) to our product label, assessing Dupixent® through 260 weeks of treatment in adults with moderate-to-severe atopic dermatitis. The long-term safety profile observed was generally consistent with the safety profile of Dupixent® observed in controlled studies.
•The Japanese Ministry of Health, Labor, and Welfare (MHLW) granted marketing authorization for ALTUVIIIO®, a first-in-class, high-sustained factor VIII replacement therapy, indicated for control of bleeding tendency in patients with hemophilia A. Additionally, ALTUVIIIO® was approved by the Taiwan Food and Drug Administration for treatment of adults and children with hemophilia A on August 31, 2023.
•The Chinese National Medical Products Administration (NMPA) approved Nexviazyme® (avalglucosidase alfa) for the treatment of both infantile-onset (IOPD) and late-onset (LOPD) of Pompe disease.
Portfolio update
Phase 3:
•Fitusiran, a first-in-class, investigational subcutaneously administered siRNA therapy, is currently in phase 3 clinical development for the treatment of haemophilia A or B, with or without inhibitors, which includes lower doses and less frequent dosing, maintaining an antithrombin target range of 15-35% (antithrombin-based dosing regimen, AT-DR) in all ongoing studies. The Phase 3 open-label extension study (ATLAS-OLE) demonstrated during an interim analysis a substantially improved safety profile on the AT-DR, and the risk of thrombosis was reduced with rates comparable to those reported in the general hemophilia population. Pre-specified efficacy analyses confirmed that fitusiran provides consistent protection with as few as 6 injections per year. Sanofi is currently in discussions with the FDA regarding filing in 2024 and the results of ATLAS-OLE study will be shared at future medical congresses. Planned submissions in the EU and Japan will require data from the ongoing phase 3 ATLAS-NEO study.
Phase 2:
•The study evaluating the efficacy and safety of SAR442970, the anti-TNFa/OX40L Nanobody® VHH, compared to placebo for the treatment of Hidradenitis Suppurativa, had its first participants treated.
•The studies evaluating SAR444656 (IRAK4 degrader) in both Atopic Dermatitis and Hidradenitis Suppurativa had started to screen their first participants.
•Sanofi decided to discontinue the development of eclitasertib (RIPK1 inhibitor) in cutaneous lupus erythematosus (CLE), based on the efficacy results of the Phase 2 proof-of-concept study. Eclitasertib was found to be generally well-tolerated, with a Phase 2 study for ulcerative colitis ongoing.
•A Phase 2 study evaluating rilzabrutinib (oral BTK inhibitor) across three doses in adults with moderate-to-severe chronic spontaneous urticaria (CSU) met its primary endpoint of a change from baseline in weekly itch severity score, the primary endpoint in the U.S., and change from baseline in weekly urticaria activity score (itch and hives), the primary endpoint outside the U.S. There were also improvements in other secondary endpoints. The Phase 2 study evaluating rilzabrutinib for the treatment of atopic dermatitis, the primary endpoint (% change in EASI score at Week 16) was not met, though numerical improvements were seen in other important clinical components of the disease. Detailed data from the CSU and AD clinical trials will be shared in a future forum. Further studies, including a Phase 2 study evaluating rilzabrutinib in patients with moderate-to-severe asthma are ongoing.
•Enrollment in the study evaluating alomfilimab, an anti-ICOS mAb developed for the treatment of patients with solid tumors, was discontinued. The decision was not based on any observed safety signal.
Phase 1:
•SAR445611, an anti-CX3CR1 NANOBODY® VHH being developed for the treatment of inflammatory indications, had its first participant treated.
•SAR445399, an anti-IL1R3 mAb being developed for the treatment of inflammatory indications, had its first participant treated.
•SAR444836, a phenylalanine hydroxylase (PAH) replacement gene therapy based on adeno-associated virus (AAV) vector technology, in collaboration with MediciNova, Inc., was used to treat its first patient for Phenylketonuria (PKU).
An update of the R&D pipeline as of September 30, 2023, is available on our website: https://www.sanofi.com/en/science-and-innovation/research-and-development

Consumer Healthcare

Net sales (€ million)	Q3 2023	Change at CER	9M 2023	Change at CER
Allergy	176	+14.1%	622	+7.0%
Cough & Cold	131	+7.9%	387	+15.6%
Pain Care	272	+5.1%	831	+0.5%
Digestive Wellness	366	+8.0%	1,180	+14.7%
Physical and Mental Wellness	127	-4.2%	424	-0.5%
Personal Care	136	-3.3%	412	-2.1%
In the third quarter, Consumer Healthcare (CHC) sales were up 4.6% to €1,245 million supported by growth in the Rest of World region and Europe. The divestments of non-core products had a negative impact of 1.7 ppt, mainly reflected in the non-core/others category in the third quarter. In the first nine months, total CHC sales reached €3,965 million, up 5.6%. Excluding divestments, CHC organic sales growth was 6.3% in the third quarter, and 7.1% in the first nine months.
In the U.S., third quarter CHC sales decreased by 3.8% to €284 million mainly due to lower Pain Care and Personal Care categories.
In Europe, third quarter CHC sales increased by 4.0% to €364 million driven by Digestive Wellness, and Cough & Cold categories.
In Rest of World, third quarter CHC sales increased 9.2% to €597 million, supported by strong performance of the Digestive Wellness, Allergy and Pain Care categories.
On September 29, Sanofi completed the acquisition of Qunol, a U.S.-based market leading brand in health & wellness. Sales of Qunol will be consolidated in the Physical Wellness category.

CHC business operating income
In the third quarter, business operating income (BOI) of CHC decreased 15.7% (up 0.9% at CER) to €284 million reflecting lower sales (on a reported basis) and declining Gross Margin ratio due to currency effect and inflation impact on cost of sales. The ratio of BOI to net sales decreased 3.1 ppts to 22.8% (25.0% at CER) compared to the third quarter of 2022.
In the first nine months, BOI of CHC decreased 7.6% to €1,134 million. At CER, BOI of CHC grew 0.4% mainly driven by higher sales which more than offset OPEX growth. The ratio of BOI to net sales decreased 2.5 ppts to 28.6% (29.6% at CER).

Corporate Social Responsibility update at the end of the third quarter 2023
Access to healthcare
Sanofi Global Health Unit: first deliveries of cardio-metabolic products under the Impact brand to the Republic of Djibouti and to global non-governmental organizations
The Sanofi Global Health Unit (GHU) carries a portfolio of 30 Sanofi medicines deemed essential by the WHO and aims to deliver affordable quality care to patients in 40 of the world’s poorest countries. In July 2022, Sanofi Global Health announced the launch of Impact, a new brand produced by Sanofi dedicated to non-profit distribution to vulnerable populations in the GHU’s scope. It also aims to combat the use of counterfeit and substandard medicines. The brand leverages single pack technology with an integrated QR code, to provide product information in local languages and ensure both, affordability and wide availability.

In September 2023, the Sanofi Global Health Unit has made the first deliveries of its non-profit Impact brand to the Republic of Djibouti and to global non-governmental organizations. The first products sold under the Impact brand are the Insulin Glargine Impact SoloStar® pens, an analogue insulin in a device convenient for diabetic patients, and Enoxaparin Sodium Impact®, a medication indicated for the treatment of deep vein thrombosis, an often-underdiagnosed condition in Djibouti and other African countries. By the end of the year at least three more products should be made available, offering more options to patients living with non-communicable diseases in low-and-middle-income countries.

Since the launch of Sanofi Global Health Unit, 361,625 non-communicable disease (NCD) patients have been treated and 29 countries have been activated. The Sanofi GHU’s objective is to reach 1.5 million NCD patients by 2026 (cumulative since 2022).

Sanofi’s commitment to access to diabetes care in low- and middle-income countries (LMICs)
In April 2023, Sanofi’s General Medicines Unit signed a three-year Memorandum of Understanding (MoU) with the Ministry of Health of Ghana to deliver better care and improve the quality-of-life of people living with diabetes. It is estimated that over 300,000 adults in Ghana have diabetes, the majority being Type 2, while an estimated 2,500 children and adolescents (0-19 years) are living with Type 1 diabetes.

In July 2023, Sanofi and the International Diabetes Federation (IDF) signed a partnership for the training of 170 nurses and pharmacists primarily serving people living with diabetes. These nurses and pharmacists will follow training sessions enhancing core competencies to educate people with diabetes, promote healthy lifestyles and effective self-management for optimal diabetes control. One month after launch, 136 eligible nurses and pharmacists have already enrolled in the program.

The MoU also provides for the deployment of diabetes management solutions at diabetes centers in Accra, Sunyani and Tamale where 500 healthcare professionals will benefit from a targeted Mentor-Mentee medical training program. At the end of August 2023, the first cohort of the Mentor-Mentee training program launched, allowing endocrinologists to support 80 healthcare professionals in their capacity building for the treatment of people living with diabetes. The program has achieved a 90% completion rate on the first of four training modules as of the end of September.

Sanofi’s ambition is to improve and accelerate affordable and sustainable access to diabetes care for 190,000 patients in LMICs by 2025.

Environment
Sanofi continues to invest to support its environmental strategy with the inauguration of a photovoltaic park on its Aramon site in France
As part of its journey to carbon neutrality by 2030, Sanofi continuously strives to reduce the environmental impact of its operations, products and value chain. To support its strategy, Sanofi is committed to investing over EUR 450 million through 2030. These investments notably support company programs on energy efficiency and decarbonization of energy supplies, as well as resource circularity - reduce, reuse, recycle and recover, and reduction of natural resource extraction, such as water.

Among the planned investments are new photovoltaic parks, such as the one of our Aramon site. Sanofi and EDF ENR inaugurated a new photovoltaic park of 7,700 solar panels in July 2023 in Aramon. With an annual electricity production of 4 MWh, the equivalent of the consumption of a city of 3,500 people, this photovoltaic park covers 11% of the annual electricity needs of the site. The rest of the electricity needed is covered by a supply of 100% renewable electricity.

This project is part of our larger ambition to use 100% electricity from renewable sources by 2030 worldwide. Beyond the Aramon site, other large-scale solar power plant installations are planned for the Ambarès site in 2024 and the Sisteron site in the near future. Similar solar plants are already in operation at the sites of Virginia in Australia, Goa in India, Scoppito in Italy and Montpellier in France.

ESG ratings
S&P ESG rating update
Sanofi was recognized as one of the most sustainability-committed companies in an ESG (Environment, Social, Governance) Evaluation performed by Standard & Poor’s Global Ratings (S&P) for the second year in a row. Sanofi was awarded a score of 87 out of 100 points, one of the highest scores across all sectors globally. The score is broken down as follows:
On social performance:
–Sanofi's score on workforce and diversity reached the mention strong in recognition of its workplace diversity management and improve gender balance and employee development.
–S&P considers that Sanofi's social impact strategy reflects the complexity of access to medicine and that it goes beyond pricing. The company is perceived as contributing to improve quality of life and bringing medicines to patients worldwide.
On environmental performance:
–Sanofi's high environmental profile score is supported by the above-peer environmental performance.
On governance performance:
–Sanofi's Board of Directors, recognized for its excellent performance on environmental and social issues, is perceived as well equipped to guide the company.
Here are the latest Sanofi ESG rankings:

Third-quarter and first-nine months 2023 financial results
Business Net Income5
In the third quarter of 2023, Sanofi generated net sales of €11,964 million, a decrease of 4.1% (up 3.2% at CER). First nine-months net sales were €32,151 million, down 0.4% (up 3.9% at CER).
Third-quarter other revenues increased 11.9% (up 23.2% at CER) to €734 million, including higher VaxServe sales of non-Sanofi products of €621 million (up 41.1% at CER). In the first nine months, other revenues increased 25.9% (up 32.0% at CER) to €2,092 million, including VaxServe sales of non-Sanofi products of €1,456 million (up 29.9% at CER) and COVID-19 vaccine related revenues (€94 million).
Third-quarter Gross Profit decreased 4.8% (up 3.5% at CER) to €8,858 million. The gross margin ratio decreased 0.6 ppt to 74.0% and increased 0.1 ppt at CER compared with the same period of 2022. This increase at CER mainly reflected an improvement of the Biopharma gross margin ratio at CER due to favorable Specialty Care product mix and efficiency gains in Manufacturing & Supply, partially offset by generic competition for Aubagio® and lower net pricing of Lantus® in the U.S. On reported basis the Biopharma ratio decreased from 75.9% to 75.5%. CHC gross margin ratio decreased from 63.8% to 60.6% due to currency effect and inflation impact on cost of sales. In the first nine months, the gross margin ratio increased 0.5 ppt to 74.8% (75.0% at CER) driven by Biopharma.
Research and Development (R&D) expenses decreased 4.2% to €1,663 million in the third quarter. At CER, R&D expenses were up 0.9%, reflecting increased expenses in Specialty Care and a high base of comparison. In the first nine months, R&D expenses decreased 0.6% to €4,856 million (up 1.6% at CER).
Third-quarter selling general and administrative expenses (SG&A) decreased 2.5% to €2,579 million. At CER, SG&A expenses were up 4.6%, reflecting increased commercial investments and launch costs in Specialty Care and Vaccines as well as further expenses related to the CHC stand-alone set-up. In the third quarter, the ratio of SG&A to sales increased 0.4 ppt to 21.6% compared to the prior year. In the first nine months, SG&A expenses increased 2.2% to €7,761 million (up 5.7% at CER) and the ratio of SG&A to sales was 0.6 percentage point higher at 24.1% compared to the same period of 2022.
Third-quarter and first nine months operating expenses were €4,242 million (down 3.2% and up 3.1% at CER) and €12,617 million (up 1.1% and 4.1% at CER), respectively.
Third-quarter other current operating income net of expenses was -€598 million compared to -€450 million in the third quarter of 2022. Other current operating income net of expenses included an expense of €889 million (compared to an expense of €610 million in the third quarter of 2022) corresponding to the share of profit to Regeneron from the monoclonal antibodies Alliance, share of profit paid by Regeneron towards development costs and the reimbursement of commercialization-related expenses incurred by Regeneron. In the third quarter of 2022, other current operating income net of expenses benefited from two true-ups due to a retroactive effect related to the second quarter of 2022 of the amended Antibody collaboration (€57 million) and the royalties received on Libtayo® sales. In the third quarter, this line also included €103 million of capital gains related to portfolio streamlining compared to €132 million in the same period of 2022. Sanofi expects the amount of capital gains from portfolio streamlining to be broadly flat in 2024 compared to 2023.
Third-quarter and first-nine months share of profit from associates was €20 million and €75 million compared to €27 million and €82 million in the same periods of 2022 and included the share of U.S. profit related to Vaxelis®.
Third-quarter business operating income5 (BOI) decreased 10.4% to €4,028 million. At CER, BOI decreased 1.0%. The ratio of BOI to net sales decreased 2.3 ppts to 33.7% (and down 1.5 ppts at CER). In the first nine months, business operating income was €10,087 million, down 2.2% (up 4.1% at CER). In the first nine months, the ratio of business operating income to net sales decreased 0.6 percentage points to 31.4% (32.0% at CER).
Net financial expenses were €83 million and €132 million in the third quarter and the first nine months of 2023, respectively, compared to €51 million and €206 million in the same periods of 2022.
Third-quarter and first-nine months effective tax rate was stable at (19.0)% compared to the same periods of 2022. Sanofi expects its effective tax rate to be around 19% in 2023.
Third-quarter business net income5 decreased 11.4% to €3,196 million and decreased 1.9% at CER. The ratio of business net income to net sales decreased 2.2 ppts to 26.7% compared to the third quarter of 2022 (down 1.5 ppts at CER). In the first nine months of 2023, business net income decreased 1.6% to €8,072 million and increased 4.8% at CER. The ratio of business net income to net sales decreased 0.3 ppt to 25.1% compared to the same period of 2022 (up 0.2 ppt at CER).
5See Appendix 3 for 2023 third-quarter consolidated income statement; see Appendix 7 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

In the third quarter of 2023, business earnings per share5 (EPS) was €2.55, down 11.5% on a reported basis (down 2.1% at CER). The average number of shares outstanding was 1,253.2 million compared to 1,253.5 million in the third quarter of 2022. In the first nine months of 2023, business earnings per share8 was €6.45, down 1.5% on a reported basis and up 4.9% at CER. The average number of shares outstanding was 1,251.0 million compared to 1,251.2 million in the first nine months of 2022.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In the first nine months of 2023, the IFRS net income was €5,955 million. The main items excluded from the business net income were:
•An amortization charge of €1,597 million related to fair value remeasurement on intangible assets (primarily Bioverativ: €472 million, Genzyme: €310 million, Boehringer Ingelheim CHC business: €139 million, Ablynx: €126 million, Kadmon: €116 million, Provention Bio: €91 million and Beyfortus: €50 million) and to intangible assets from separate acquisitions - measured initially at acquisition cost (licenses/products): €64 million. These items have no cash impact on the Company.
•Restructuring costs and similar items of €806 million related to streamlining initiatives.
•A €590 million tax effect arising from the items listed above, mainly comprising €327 million of deferred taxes generated by amortization and impairments of intangible assets and €230 million associated with restructuring costs and similar items (see Appendix 4).

Capital Allocation
In the first nine months of 2023, free cash flow before restructuring, acquisitions and disposals decreased by 13.6% to €5,713 million, after net changes in working capital (-€1,674 million) and capital expenditures (-€1,257 million). After acquisitions6 (-€667 million), proceeds from disposals6 (€820 million) and payments related to restructuring and similar items (-€884 million), free cash flow7 decreased 16.1% to €4,982 million. After the acquisition of Provention Bio (-€2,580 million), the acquisition of Qunol (-€1,335 million) and the dividend paid by Sanofi (-€4,454 million), net debt increased from €6,437 million on December 31, 2022 to €10,577 million on September 30, 2023 (amount net of €11,315 million cash and cash equivalents).
6 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
7 non-IFRS financial measure (definition in Appendix 7).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete capital markets or other transactions and/or obtain regulatory clearances, risks associated with developing standalone businesses, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation,  trends in exchange rates and prevailing interest rates, volatile economic and capital market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics, political disruption or armed conflicts or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

Appendix 1:	Third-quarter and first-nine months 2023 sales by GBU, franchise, geographic region and product
Appendix 2:	Third-quarter and first-nine months 2023 business net income statement
Appendix 3:	Third-quarter and first-nine months 2023 consolidated income statement
Appendix 4:	Reconciliation of IFRS net income reported to business net income
Appendix 5:	Change in net debt
Appendix 6:	Currency sensitivity
Appendix 7:	Definitions of non-IFRS financial indicators
Appendix 8:	CSR Dashboards

Media Relations
Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com
Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com
Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com
Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com
Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Investor Relations
Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com
Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com
Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com
Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com
Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com
Tarik Elgoutni | + 1 617 710 3587 | Tarik.Elgoutni@sanofi.com

Appendix 1: 2023 Third-quarter net sales by GBU, franchise, geographic region and product

Q3 2023 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	2,847	+32.8%	+23.0%	2,164	+29.7%	308	+28.6%	375	+56.7%
Aubagio	199	-60.5%	-61.8%	69	-80.2%	118	-0.8%	12	-50.0%
Myozyme	187	-22.4%	-26.7%	61	-20.7%	83	-19.4%	43	-28.6%
Fabrazyme	253	+14.2%	+5.4%	123	+4.7%	59	+9.3%	71	+39.0%
Cerezyme	176	+7.2%	-2.8%	47	+2.0%	55	-3.5%	74	+18.9%
Eloctate	120	-13.2%	-20.5%	89	-21.5%	—	0.0%	31	+20.0%
Alprolix	138	+19.8%	+9.5%	114	+15.9%	—	0.0%	24	+42.1%
Nexviazyme/Nexviadzyme	110	+103.4%	+89.7%	73	+71.7%	23	+300.0%	14	+150.0%
Jevtana	67	-27.7%	-33.7%	47	-31.1%	2	-71.4%	18	0.0%
Sarclisa	97	+34.2%	+22.8%	44	+27.0%	27	+17.4%	26	+68.4%
Kevzara	87	+5.7%	-1.1%	47	-1.9%	30	+3.6%	10	+62.5%
Cerdelga	73	-1.3%	-6.4%	39	-4.4%	29	+3.6%	5	0.0%
Aldurazyme	67	+4.3%	-2.9%	16	+6.3%	19	-5.0%	32	+9.1%
Cablivi	56	+11.5%	+7.7%	26	+11.5%	24	-4.0%	6	+400.0%
Fasturtec	40	-2.3%	-9.1%	26	0.0%	10	-16.7%	4	+25.0%
Enjaymo	16	+157.1%	+128.6%	10	+83.3%	1	0.0%	5	+500.0%
Xenpozyme	27	+1350.0%	+1250.0%	14	+1400.0%	10	+900.0%	3	0.0%
Alltuviio	46	0.0%	0.0%	46	0.0%	—	0.0%	—	0.0%
Others	29	-11.4%	-17.1%	5	-28.6%	4	0.0%	20	-8.3%
Specialty Care	4,635	+13.5%	+5.3%	3,060	+10.2%	802	+10.4%	773	+31.6%

Toujeo	265	-4.9%	-12.8%	48	-39.5%	111	+6.7%	106	+10.5%
Lovenox	255	-9.8%	-16.9%	1	-85.7%	143	-6.0%	111	-10.1%
Plavix	218	+5.2%	-5.2%	2	0.0%	24	0.0%	192	+5.9%
Thymoglobulin	123	+15.3%	+4.2%	73	+9.7%	9	0.0%	41	+28.9%
Multaq	93	-1.0%	-7.9%	85	-1.1%	2	-50.0%	6	+50.0%
Praluent	115	+44.6%	+38.6%	—	0.0%	74	+33.9%	41	+66.7%
Rezurock	83	+48.3%	+38.3%	80	+47.5%	1	0.0%	2	0.0%
Mozobil	51	-23.5%	-25.0%	27	-31.0%	17	0.0%	7	-37.5%
Soliqua/iGlarLixi	50	+1.9%	-7.4%	22	-30.3%	9	+14.3%	19	+71.4%
Others core assets	259	+5.4%	-0.8%	33	-19.6%	86	+2.4%	140	+16.2%
Core Assets	1,512	+3.1%	-4.7%	371	-8.6%	476	+4.2%	665	+9.9%
Lantus	343	-32.9%	-38.6%	67	-66.8%	83	-15.2%	193	-9.9%
Aprovel	97	-18.6%	-24.8%	4	+100.0%	18	-10.0%	75	-22.4%
Others non-core assets	908	-6.8%	-14.7%	86	-9.6%	226	-15.4%	596	-3.0%
Non-Core Assets	1,348	-16.0%	-23.1%	157	-47.4%	327	-15.0%	864	-6.6%
Industrial Sales	126	+2.4%	-0.8%	2	0.0%	117	-1.6%	7	+166.7%
General Medicines	2,986	-6.6%	-13.8%	530	-25.0%	920	-4.2%	1,536	+0.2%

Influenza vaccines	1,766	-6.2%	-11.4%	1,163	-5.0%	399	+0.8%	204	-21.7%
Polio/Pertussis/Hib vaccines	577	-3.4%	-9.8%	107	-23.7%	83	-1.2%	387	+3.7%
Meningitis, Travel and endemic vaccines	409	-7.6%	-13.7%	288	-9.0%	39	+21.9%	82	-12.1%
Booster vaccines	185	+10.1%	+3.9%	104	0.0%	53	+29.3%	28	+25.0%
Beyfortus	137	0.0%	0.0%	92	0.0%	45	0.0%	—	0.0%
Vaccines	3,098	-0.6%	-6.5%	1,774	-2.1%	621	+12.1%	703	-5.8%
Biopharma	10,719	+3.1%	-4.1%	5,364	+1.3%	2,343	+4.5%	3,012	+5.3%

Allergy	176	+14.1%	+3.5%	95	+3.0%	13	+18.2%	68	+31.7%
Cough and Cold	131	+7.9%	+3.1%	—	0.0%	78	+16.4%	53	-1.7%
Pain Care	272	+5.1%	0.0%	45	-9.4%	113	0.0%	114	+17.9%
Digestive Wellness	366	+8.0%	-5.4%	34	0.0%	121	+7.1%	211	+9.7%
Physical and Mental Wellness	127	-4.2%	-11.2%	11	-7.7%	30	-3.3%	86	-4.0%
Personal Care	136	-3.3%	-9.9%	101	-7.6%	—	0.0%	35	+12.1%
Non-Core / Others	36	-18.0%	-28.0%	(2)	0.0%	8	-46.7%	30	-5.6%
Consumer Healthcare	1,245	+4.6%	-4.2%	284	-3.8%	364	+4.0%	597	+9.2%

Company	11,964	+3.2%	-4.1%	5,648	+1.0%	2,707	+4.5%	3,609	+5.9%

2023 first-nine months net sales by GBU, franchise, geographic region and product

First 9M 2023 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	7,725	+35.1%	+31.1%	5,846	+34.4%	895	+30.2%	984	+43.8%
Aubagio	834	-45.8%	-45.8%	417	-61.2%	367	-5.2%	50	-37.9%
Myozyme	623	-13.6%	-16.0%	196	-18.8%	264	-14.2%	163	-5.9%
Fabrazyme	749	+11.9%	+7.3%	374	+9.8%	181	+7.1%	194	+20.6%
Cerezyme	553	+10.2%	+0.9%	141	0.0%	175	-3.8%	237	+28.5%
Eloctate	368	-13.8%	-16.7%	272	-21.5%	—	0.0%	96	+16.9%
Alprolix	398	+13.2%	+9.6%	329	+10.5%	—	0.0%	69	+27.6%
Nexviazyme/Nexviadzyme	294	+131.3%	+124.4%	196	+84.4%	65	+633.3%	33	+176.9%
Jevtana	243	-17.4%	-20.1%	175	-17.6%	10	-61.5%	58	+1.6%
Sarclisa	278	+39.9%	+33.7%	120	+33.7%	83	+36.1%	75	+54.5%
Kevzara	252	0.0%	-3.1%	134	-2.8%	84	+3.7%	34	+2.7%
Cerdelga	223	+5.1%	+2.8%	122	+4.2%	88	+6.0%	13	+7.1%
Aldurazyme	217	+13.4%	+7.4%	50	+13.3%	61	-6.2%	106	+27.2%
Cablivi	169	+15.4%	+13.4%	84	+16.2%	73	+1.4%	12	+333.3%
Fasturtec	130	+2.3%	0.0%	84	+4.9%	33	-8.3%	13	+16.7%
Enjaymo	49	+372.7%	+345.5%	29	+200.0%	5	0.0%	15	+1600.0%
Xenpozyme	65	+1575.0%	+1525.0%	35	+3500.0%	25	+733.3%	5	0.0%
Alltuviio	65	0.0%	0.0%	63	0.0%	—	0.0%	2	0.0%
Others	91	-52.2%	-55.6%	15	-42.3%	14	-83.7%	62	-25.8%
Specialty Care	13,326	+14.3%	+10.7%	8,682	+13.4%	2,423	+7.5%	2,221	+26.0%

Toujeo	845	+4.5%	0.0%	166	-21.5%	332	+6.0%	347	+20.6%
Lovenox	862	-11.1%	-15.6%	6	-57.1%	472	-6.2%	384	-14.7%
Plavix	694	+1.5%	-6.0%	6	-14.3%	72	-3.9%	616	+2.3%
Thymoglobulin	366	+17.4%	+11.6%	222	+17.6%	28	+12.0%	116	+18.2%
Multaq	257	-5.7%	-7.9%	232	-6.3%	9	-30.8%	16	+30.8%
Praluent	304	+11.4%	+8.6%	(1)	-101.8%	216	+32.9%	89	+55.7%
Rezurock	224	+59.0%	+55.6%	220	+58.0%	3	0.0%	1	-100.0%
Mozobil	187	-1.6%	-2.6%	111	-0.9%	53	+10.2%	23	-23.3%
Soliqua/iGlarLixi	156	+1.3%	-2.5%	67	-24.7%	26	+18.2%	63	+40.8%
Others core assets	799	+2.6%	-0.6%	104	-18.9%	276	+3.7%	419	+8.9%
Core Assets	4,694	+2.4%	-2.0%	1,133	-4.8%	1,487	+4.2%	2,074	+5.2%
Lantus	1,143	-34.0%	-37.5%	247	-61.5%	274	-14.3%	622	-20.9%
Aprovel	311	-13.4%	-16.8%	7	+40.0%	58	-6.5%	246	-15.6%
Others non-core assets	2,818	-9.6%	-15.5%	225	-23.7%	723	-15.3%	1,870	-5.4%
Non-Core Assets	4,272	-17.9%	-22.9%	479	-49.0%	1,055	-14.6%	2,738	-10.4%
Industrial Sales	406	-8.1%	-8.4%	5	-66.7%	381	-8.2%	20	+66.7%
General Medicines	9,372	-8.5%	-13.0%	1,617	-24.5%	2,923	-5.0%	4,832	-4.1%

Influenza vaccines	1,928	-6.0%	-11.4%	1,182	-4.4%	436	+0.7%	310	-18.3%
Polio/Pertussis/Hib vaccines	1,731	-1.0%	-6.0%	307	-17.0%	231	-5.3%	1,193	+4.8%
Meningitis, Travel and endemic vaccines	928	-1.8%	-5.5%	536	-7.1%	110	+37.5%	282	-1.7%
Booster vaccines	459	+7.3%	+4.6%	251	+0.8%	136	+18.3%	72	+13.4%
Beyfortus	137	0.0%	0.0%	92	0.0%	45	0.0%	—	0.0%
Vaccines	5,488	+4.4%	-0.5%	2,431	-2.6%	1,191	+36.2%	1,866	-0.4%

Biopharma	28,186	+3.7%	-0.5%	12,730	+3.5%	6,537	+5.3%	8,919	+2.9%
Allergy	622	+7.0%	+3.0%	341	-1.4%	62	+29.2%	219	+15.9%
Cough and Cold	387	+15.6%	+11.8%	—	0.0%	235	+24.3%	152	+5.1%
Pain Care	831	+0.5%	-2.7%	134	-12.8%	367	-1.9%	330	+9.6%
Digestive Wellness	1,180	+14.7%	+6.0%	103	+6.1%	406	+12.1%	671	+17.6%
Physical and Mental Wellness	424	-0.5%	-4.1%	34	-5.4%	100	-1.0%	290	+0.3%
Personal Care	412	-2.1%	-4.2%	306	-4.9%	1	0.0%	105	+6.9%
Non-Core / Others	107	-22.7%	-30.5%	(12)	+266.7%	31	-38.5%	88	-6.7%
Consumer Healthcare	3,965	+5.6%	+0.6%	906	-4.7%	1,204	+6.9%	1,855	+10.1%

Company	32,151	+3.9%	-0.4%	13,636	+3.0%	7,741	+5.6%	10,774	+4.1%

Appendix 2: Business net income statement

Third quarter 2023	Biopharma			Consumer Healthcare			Other			Total Group
€ million	Q3 2023	Q3 2022 (a)	Change	Q3 2023	Q3 2022 (a)	Change	Q3 2023	Q3 2022 (a)	Change	Q3 2023	Q3 2022 (a)	Change
Net sales	10,719	11,182	-4.1%	1,245	1,300	-4.2%	—	—	—%	11,964	12,482	-4.1%
Other revenues	723	640	13.0%	11	16	-31.3%	—	—	—%	734	656	11.9%
Cost of Sales	(3,344)	(3,332)	0.4%	(502)	(487)	3.1%	6	(12)	-150.0%	(3,840)	(3,831)	0.2%
As % of net sales	(31.2%)	(29.8%)		(40.3%)	(37.5%)					(32.1%)	(30.7%)
Gross Profit	8,098	8,490	-4.6%	754	829	-9.0%	6	(12)	-150.0%	8,858	9,307	-4.8%
As % of net sales	75.5%	75.9%		60.6%	63.8%					74.0%	74.6%
Research and development expenses	(1,611)	(1,679)	-4.1%	(52)	(54)	-3.7%	—	(3)	-100.0%	(1,663)	(1,736)	-4.2%
As % of net sales	(15.0%)	(15.0%)		(4.2%)	(4.2%)					(13.9%)	(13.9%)
Selling and general expenses	(2,160)	(2,211)	-2.3%	(419)	(432)	-3.0%	—	(1)	-100.0%	(2,579)	(2,644)	-2.5%
As % of net sales	(20.2%)	(19.8%)		(33.7%)	(33.2%)					(21.6%)	(21.2%)
Other current operating income/expenses	(585)	(400)		(3)	(4)		(10)	(46)		(598)	(450)
Share of profit/loss of associates* and joint ventures	11	26		9	1		—	—		20	27
Net income attributable to non controlling interests	(5)	(3)		(5)	(3)		—	—		(10)	(6)
Business operating income	3,748	4,223	-11.2%	284	337	-15.7%	(4)	(62)	-93.5%	4,028	4,498	-10.4%
As % of net sales	35.0%	37.8%		22.8%	25.9%					33.7%	36.0%

				Financial income and expenses						(83)	(51)
				Income tax expenses						(749)	(841)
				Tax rate**						(19.0%)	(19.0%)
				Business net income						3,196	3,606	-11.4%
				As % of net sales						26.7%	28.9%

				Business earnings / share(in euros)***						2.55	2.88	-11.5%

* Net of tax.

** Determined on the basis of Business income before tax, associates, and non-controlling interests.

*** Based on an average number of shares outstanding of 1,253.2 million in the third quarter of 2023 and 1,253.5 million in the third quarter of 2022.

(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

9 months 2023	Biopharma			Consumer Healthcare			Other			Total Group
€ million	9M 2023	9M 2022 (a)	Change	9M 2023	9M 2022 (a)	Change	9M 2023	9M 2022 (a)	Change	9M 2023	9M 2022 (a)	Change
Net sales	28,186	28,329	-0.5%	3,965	3,943	0.6%	—	—		32,151	32,272	-0.4%
Other revenues	2,054	1,615	27.2%	38	46	-17.4%	—	—		2,092	1,661	25.9%
Cost of Sales	(8,732)	(8,543)	2.2%	(1,451)	(1,412)	2.8%	1	(3)	-133.3%	(10,182)	(9,958)	2.2%
As % of net sales	(31.0%)	(30.2%)		(36.6%)	(35.8%)					(31.7%)	(30.9%)
Gross Profit	21,508	21,401	0.5%	2,552	2,577	-1.0%	1	(3)	-133.3%	24,061	23,975	0.4%
As % of net sales	76.3%	75.5%		64.4%	65.4%					74.8%	74.3%
Research and development expenses	(4,693)	(4,741)	-1.0%	(163)	(144)	13.2%	—	2	-100.0%	(4,856)	(4,883)	-0.6%
As % of net sales	(16.7%)	(16.7%)		(4.1%)	(3.7%)					(15.1%)	(15.1%)
Selling and general expenses	(6,408)	(6,292)	1.8%	(1,355)	(1,313)	3.2%	2	8	-75.0%	(7,761)	(7,597)	2.2%
As % of net sales	(22.7%)	(22.2%)		(34.2%)	(33.3%)					(24.1%)	(23.5%)
Other current operating income/expenses	(1,482)	(1,284)		97	110		(18)	(64)		(1,403)	(1,238)
Share of profit/loss of associates* and joint ventures	59	73		16	9		—	—		75	82
Net income attributable to non controlling interests	(16)	(11)		(13)	(12)		—	—		(29)	(23)
Business operating income	8,968	9,146	-1.9%	1,134	1,227	-7.6%	(15)	(57)	-73.7%	10,087	10,316	-2.2%
As % of net sales	31.8%	32.3%		28.6%	31.1%					31.4%	32.0%

				Financial income and expenses						(132)	(206)
				Income tax expenses						(1,883)	(1,910)
				Tax rate**						(19.0%)	(19.0%)
				Business net income						8,072	8,200	-1.6%
				As % of net sales						25.1%	25.4%

				Business earnings / share(in euros)***						6.45	6.55	-1.5%

* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.

*** Based on an average number of shares outstanding of 1,251.0 million in the first nine months of 2023 and 1,251.2 million in the first nine months of 2022.

(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

Appendix 3: Consolidated income statements

€ million	Q3 2023	Q3 2022	9M 2023	9M 2022
Net sales	11,964	12,482	32,151	32,272
Other revenues	734	656	2,092	1,661
Cost of sales	(3,841)	(3,831)	(10,188)	(9,961)
Gross profit	8,857	9,307	24,055	23,972
Research and development expenses	(1,663)	(1,736)	(4,856)	(4,883)
Selling and general expenses	(2,579)	(2,644)	(7,761)	(7,597)
Other operating income	388	1,209	1,005	1,625
Other operating expenses	(986)	(803)	(2,408)	(2,007)
Amortization of intangible assets	(562)	(686)	(1,597)	(1,596)
Impairment of intangible assets	(4)	(1,586)	(19)	(1,673)
Fair value remeasurement of contingent consideration	(3)	32	(29)	15
Restructuring costs and similar items	(259)	(374)	(806)	(1,166)
Other gains and losses, and litigation	22	5	(51)	(137)
Operating income	3,211	2,724	7,533	6,553
Financial expenses	(318)	(103)	(688)	(292)
Financial income	143	52	429	86
Income before tax and associates and joint ventures	3,036	2,673	7,274	6,347
Income tax expense	(563)	(601)	(1,293)	(1,096)
Share of profit/(loss) of associates and joint ventures	65	7	13	65
Net income	2,538	2,079	5,994	5,316
Net income attributable to non-controlling interests	13	3	39	56
Net income attributable to equity holders of Sanofi	2,525	2,076	5,955	5,260
Average number of shares outstanding (million)	1,253.2	1,253.5	1,251.0	1,251.2
IFRS Earnings per share (in euros)	2.01	1.66	4.76	4.20

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q3 2023	Q3 2022	9M 2023	9M 2022
Net income attributable to equity holders of Sanofi	2,525	2,076	5,955	5,260
Amortization of intangible assets (1)	562	686	1,597	1,596
Impairment of intangible assets	4	1,586	19	1,673
Fair value remeasurement of contingent consideration	6	(35)	39	18
Expenses arising from the impact of acquisitions on inventories	1	—	6	3
Income resulting from license-out	—	(856)	—	(856)
Restructuring costs and similar items	259	374	806	1,166
Other gains and losses, and litigation	(22)	(5)	51	137
Financial (income) / expense related to liabilities carried at amortized cost other than net indebtedness	92	—	127	—
Tax effect of the items listed above:	(186)	(241)	(590)	(814)
Amortization and impairment of intangible assets	(101)	(468)	(327)	(686)
Fair value remeasurement of contingent consideration	(2)	7	(8)	(11)
Restructuring costs and similar items	(73)	(2)	(230)	(201)
Other tax effects	(10)	222	(25)	84
Other items	(45)	21	62	17
Business net income	3,196	3,606	8,072	8,200
IFRS earnings per share (2) (in euros)	2.01	1.66	4.76	4.20

(1)Of which related to amortization expense generated by the intangible assets measured at their acquisition-date fair values: €540 million in the third quarter of 2023 and €433 million in the third quarter of 2022.
(2)Q3: Based on an average number of shares outstanding of 1,253.2 million in the third quarter of 2023 and 1,253.5 million in the third of 2022.
    9M: based on an average number of shares outstanding of 1,251.0 million in the nine first months of 2023 and 1,251.2 million in the nine first months of 2022.

Appendix 5: Change in net debt

€ million	9M 2023	9M 2022
Business net income	8,072	8,200
Depreciation & amortization & impairment of property, plant and equipment and software	1,163	1,204
Other items	(591)	(582)
Operating cash flow	8,644	8,822
Changes in Working Capital	(1,674)	(1,110)
Acquisitions of property, plant and equipment and software	(1,257)	(1,100)
Free cash flow before restructuring, acquisitions and disposals	5,713	6,612
Acquisitions of intangibles assets, investments and other long-term financial assets (1)	(667)	(544)
Restructuring costs and similar items paid	(884)	(872)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (1)	820	741
Free cash flow	4,982	5,937
Acquisitions of investments in consolidated undertakings including assumed debt (2)	(3,915)	(1,192)
Proceeds from disposals of assets net of taxes (2)	—	101
Issuance of Sanofi shares	187	176
Acquisition of treasury shares	(363)	(360)
Dividends paid to shareholders of Sanofi	(4,454)	(4,168)
Other items	(577)	741
Change in net debt	(4,140)	1,235
Beginning of period	6,437	9,983
Closing of net debt	10,577	8,748
(1)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(2)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 6: Currency sensitivity
2023 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.17
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.03
Brazilian Real	+0.4 BRL/EUR	-EUR 0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.02
Currency exposure on Q3 2023 sales

Currency	Q3 2023
US $	48.2%
Euro €	19.7%
Chinese Yuan	5.6%
Japanese Yen	3.1%
Brazilian Real	1.9%
Mexican pesos	1.7%
Canadian $	1.6%
Turkish Lira	1.4%
Australian $	1.1%
South Korean won	1.1%
Others	14.6%
Currency average rates

	Q3 2022	Q3 2023	Change
€/$	1.007	1.088	+8.1%
€/Yen	139.332	157.211	+12.8%
€/Yuan	6.909	7.896	+14.3%
€/Real	5.289	5.311	+0.4%
€/Ruble	60.008	102.548	+70.9%

Appendix 7: Definitions of non-IFRS financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the third quarter and the first nine months of 2023.

€ million	Q3 2023	9M 2023
Net sales	11,964	32,151
Effect of exchange rates	922	1,390
Company sales at constant exchange rates	12,886	33,541
Business net income
Sanofi publishes a key non-IFRS indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•upfront payments and regulatory milestone payments recognized in the line item Other operating income and arising from transactions outside the scope of Sanofi's ordinary activities,
•financial (income)/expense related to liabilities carried at amortized cost other than net indebtedness,
•tax effects related to the items listed above as well as effects of major tax disputes,
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.16. and B.17. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-IFRS financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 8: CSR dashboards

Data is presented in YTD unless stated otherwise.

Topic	Ambition	Progress
		Q3 2023	Q2 2023
Affordable access
Sanofi Global Health	Reach 1.5 million NCD patients by 2026 (cumulative since 2022) and 2 million by 2030	176,473 patients treated in 27 countries 27 active healthcare partnerships in 14 countries 1 investment done through the Impact Fund	123,025 patients treated in 24 countries 25 active healthcare partnerships in 12 countries 1 investment done through the Impact Fund
Vials donations	Donate 100,000 vials a year to treat people with rare diseases	1,076 patients treated 74,083 vials donated	1,073 patients treated 52,407 vials donated
Global Access Plans	Develop a Global Access Plan for all new products to make them available within two years after first launch	8 Global Access Plans initiated or developed covering more than 12 indications	6 Global Access Plans initiated or developed covering more than 10 indications
R&D for unmet needs
Sleeping sickness	Develop and supply innovative treatments to support the elimination of sleeping sickness by 2030	Data updated annually, next update in Q2 2024	1.5 million patients tested in 2022 837 patients treated in 2022
Polio	Provide inactivated polio vaccines (IPV) to UNICEF for GAVI countries to support polio eradication efforts	23.7 million IPV doses supplied to UNICEF for GAVI countries	18.8 million IPV doses supplied to UNICEF for GAVI countries
Pediatric cancer treatment development	Develop innovative treatments to eliminate cancer death in children	2 assets in protocol preparation for clinical study 2 external collaboration contracts with the pediatric ITCC consortium established	2 assets in protocol preparation for clinical study 2 external collaboration contracts with the pediatric ITCC consortium established
Planet Care
Climate change - Carbon footprint (CO2 emissions)	55% reduction in scope 1&2 greenhouse gas emissions (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net zero emissions by 2045 (all scopes)	35.0% GHG reduction vs 2019	32.6% GHG reduction vs 2019
Renewable electricity	100% of renewable electricity in all our sites by 2030	72.0%	67.2%
Eco-car fleet	100% carbon neutral car fleet in 2030	39.8% eco fleet	36.5% eco fleet
Blister free syringe vaccines	100% blister free syringe vaccines by 2027	Data updated annually, next update in Q4 2023	33% of blister free syringe produced in 2022
Eco-design	All new products to be eco-designed by 2025	8 LCAs completed & 7 in progress (new and marketed products)	7 LCAs completed & 4 in progress (new and marketed products)
In and beyond the workplace

Gender balance	Ambition of 50% of women in senior leaders by 2025	43.3%	42.4%
	Ambition of 40% of women in executive posts by 2025	39.3%	38.0%
Engagement with communities	Engage socially and economically with all communities where we operate	5,905 volunteers 36,746 hours	2,883 volunteers 18,103 hours
From Leaders to Citizens	100% of Sanofi leaders have CSR in their development path	69% of the leaders have completed the eLearning phase 18% of the leaders have completed the full program	68% of the leaders have completed the eLearning phase 12% of the leaders have completed the full program